

Mail Stop 4631

February 23, 2010

Via U.S. mail and facsimile

Glenn E. Tynan
Chief Financial Officer
Curtiss-Wright Corporation
4 Becker Farm Road
Roseland, NJ 07068

> **RE:** **Curtiss-Wright Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 18, 2009**
> **File No. 001-00134**

Dear Mr. Tynan:

We have reviewed your filing and have the following comments.

Compensation Discussion and Analysis

Elements of Compensation

Annual Incentive Compensation

1. We note your response to comment four in our letter dated February 12, 2010. Please disclose the rating your compensation committee assigned to each named executive officer's actual achievement relative to each of his individual goals and provide appropriate analytical disclosure of the basis or rationale for each respective rating. For example, disclose the rating your compensation committee gave Mr. Benante for his actual ability to increase organic growth, improve consolidated profit, increase cash flow, etc. Further, please clarify whether any of the named executive officers' individual performance goals included objective or quantitative targets. If so, describe these targets and discuss how actual performance compared against those targets and ultimately translated into the rating received for each individual goal.

Stock Options

2. Please explain why you deleted disclosure under this heading relating to the timing of option grants.

Performance-Based Restricted Stock (Performance Share Plan-PSP)

3. We note your response to comment five in our letter dated February 12, 2010, including your disclosure of the 2006-2008 annual net income performance targets. Please discuss under this heading how your actual annual performance compared to these targets, and explain how actual performance affected the number of shares of performance-based restricted stock that vested for each named executive officer at the end of the three-year performance period. See Item 402(b)(1)(v) and Instruction 2 to Item 402(b) of Regulation S-K.

Non-equity (Cash-Based) Based Performance Units

4. We note your disclosure in footnote (g) to your summary compensation table that you awarded cash-based performance units in February 2009 based on your 2006-2008 financial performance. Please revise your discussion under this heading to address the compensation earned in connection with the 2006-2008 performance period. In doing so, please disclose the relevant performance targets, describe how actual performance compared to those targets, and how the actual payouts made under this program in February 2009 were derived from such comparison. See Instruction 2 to Item 402(b) of Regulation S-K.

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or me at (202) 551-3397 if you have any questions.

Sincerely,

Jay Ingram
Legal Branch Chief